
Vancpharm
it's not about one shareholder. . .
vote PINK to stop the Aziz Group
from gaining control of VANC and putting its interests
ahead of all other shareholders
PROTECT YOUR INVESTMENT – VOTE PINK TODAY

"What's past is prologue"

-William Shakespeare, The Tempest

MANAGEMENT INFORMATION CIRCULAR

Annual General and Special Meeting of Shareholders

of

VANC PHARMACEUTICALS INC.

September 15, 2017

THE VANC BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE PINK:

☑ **FOR THE VANC DIRECTOR NOMINEES PROPOSED IN THE CIRCULAR**

☑ **FOR APPROVING THE VANC STOCK OPTION PLAN**

THE FUTURE OF VANC AND YOUR INVESTMENT WILL BE DETERMINED BY THE OUTCOME OF THIS VOTE. DO NOT ALLOW THE AZIZ GROUP TO ADVANCE ITS AGENDA OF TAKING CONTROL OF VANC AND ITS ASSETS.

Your PINK proxy or VIF must be received by our transfer agent Computershare Investor Services Inc. by 10:00 a.m. (Vancouver time) on September 13, 2017.

YOUR VOTE IS EXTREMELY IMPORTANT
VOTE PINK TODAY

IF YOU NEED ASSISTANCE VOTING YOUR SHARES, CONTACT COMPUTERSHARE AT:

North America toll free: 1-800-564-6253
Outside of North America: 1-514-982-7555

August 16, 2017

VOTE PINK TODAY

HOW TO SUPPORT MANAGEMENT

The deadline to vote PINK is 10:00 a.m. (Vancouver time) on September 13, 2017.

VOTING METHOD	REGISTERED SHAREHOLDERS (If your shares are held in your name and represented by a physical certificate)	BENEFICIAL SHAREHOLDERS (If your shares are held with a broker, bank or other intermediary)
INTERNET	www.investorvote.com	www.proxyvote.com
TELEPHONE	North America toll free: 1-866-732-8683 Outside North America: 1-312-588-4290	Call the toll-free number listed on your voting instruction form and vote using the control number provided therein
FACSIMILE	North America toll free: 1-866-249-7775 Outside North America: 1-416-263-9524	Call the number listed on your PINK voting instruction form and vote using the control number provided therein
MAIL	Complete, sign and date your proxy and return it in the enclosed postage-paid envelope to: **Computershare Investor Services Inc.** 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1	Complete, date and sign the PINK voting instruction form and return it in the enclosed postage-paid envelope

IF YOU NEED ASSISTANCE VOTING, CONTACT OUR TRANSFER AGENT COMPUTERSHARE AT:

North America toll free: 1-800-564-6253
Outside of North America: 1-514-982-7555

The time limit to deposit your proxy or VIF may be extended by the Chair in his or her discretion, without notice, as further described herein.

Vancpharm

August 16, 2017

Dear fellow shareholders:

Vanc Pharmaceuticals Inc. ("**VANC**") is under attack by unknown assailants operating through a private company named "Union Venture Trading S.A." ("**Union**"). We have no information about Union, its principals or their future plans for VANC. However, we know that with approximately 5% of our outstanding shares, Union is looking to control 100% of our board (the "**VANC Board**"). Despite our many overtures aimed at avoiding this costly and disruptive proxy battle, Union wants control of your company, but without paying you a "control premium". By doing so, it is taking money directly from your pockets to line its own. This is nothing more than a hostile takeover attempt by an opportunistic shareholder.

Your VANC Board believes that Union is not acting independently, but is controlled by Mahmoud S. Aziz ("**Aziz**"), who, some time ago, unlawfully completed a series of transactions designed to acquire *de facto* control of VANC. However, because Aziz's influence has been diluted over time, both through subsequent equity financings and management changes, we believe that he has launched, through Union, the current proxy contest to reassert control of VANC. Aziz's interests are not aligned with those of other shareholders. Once in control, the VANC Board believes that Union's nominees intend to deploy VANC's resources, including its cash, for the benefit of Aziz and his affiliates through a series of related party transactions. This is exactly what was done in the past when Aziz had *de facto* control of VANC under former management.

Your current VANC Board is committed to stopping Aziz from taking control of VANC again. In this endeavour, VANC needs your help. At the upcoming shareholders' meeting (the "**Meeting**"), we are asking you to vote for the election of our four highly qualified director nominees, Messrs. Bob Rai, David Hall, Alan Arnstein and Sherif Guorgui, all of whom are current directors. In the pages that follow, we set out important information that we encourage you to read, which includes the credentials of our highly qualified nominees and our future plans for VANC.

VOTE FOR VANC'S NOMINEES FOR THE FOLLOWING REASONS

1. The VANC Board has a clear strategy to create and maximize long-term shareholder value.

VANC's management has been working hard to put in place an exciting strategy to position VANC for considerable success in 2017 and beyond. VANC's strategy for value creation centres on repositioning VANC to become a health solutions provider for pharmacies by focusing on three main areas of growth:



Premium OTC Products
Generic Prescription Products
Point-of-Care Technologies

We believe that it is not enough to simply be another low cost alternative generic to the pharmaceutical industry. To this end, our primary goal is to distinguish VANC by providing pharmacists and their patients with premium

over-the-counter healthcare products and generic pharmaceuticals, which command a higher margin. We believe that the addition of innovative point-of-care technologies will also allow us to differentiate our business model from our competitors. We believe that point-of-care technologies will be a boon to the pharmaceutical industry by creating new clinical pharmacy services and expanding the scope of a pharmacist's practice. By offering these value-added technologies to pharmacies, we believe that we will significantly expand our own relationships with those pharmacies and drive up our sales.

Although we encountered some short-term pain in the first quarter of 2017 as we rolled out our plan, we believe that our strategy is beginning to yield results, as demonstrated by our significant sales growth quarter-over-quarter:



Sales ($)
800,000
600,000
400,000
200,000
0
+243%
2017 1st Quarter
2017 2nd Quarter

Our near-term goal is to achieve profitability. To this end, in addition to expanding sales, we have focused on reducing expenses, including general and administrative costs, without sacrificing our sales efforts. For example, despite our strong quarter-over-quarter sales growth in the second quarter of 2017, we reduced our general and administrative costs, and our total expenses were only moderately higher, reflecting greater selling and marketing costs and the costs of product registration and development. We believe that our actions, together with our efforts for continued sales growth, will create long-term, sustainable value for our shareholders.

Point-of-Care Technologies

Our point-of-care technologies are currently centered around two main accretive transactions:

- ***HealthTab*** – In late 2016, we announced that we had signed a term sheet to acquire HealthTab Inc. ("**HealthTab**"), a proven point-of-care solution provider to Canadian pharmacies. We believe that the strategic acquisition of HealthTab will not only provide VANC with direct revenues, but also with an innovative service to help further drive sales of our over-the-counter and generic drugs. HealthTab has been approved by Health Canada, and was implemented in pharmacy banner and franchise locations in British Columbia in 2014. HealthTab's underlying hardware, called "Piccolo", is also used worldwide by hospitals, medical clinics, physicians' offices, private laboratories and government health screening programs, and is also used by the Centre for Disease Control and Prevention and the United States and Canadian militaries. VANC is working to complete the acquisition of HealthTab in the current quarter, and thereafter intends to explore and build upon its ownership of the acquired health data.

- ***INSTI® HIV-1/HIV-2 Antibody Test*** – In May of this year, we announced that we had entered into a Canada-wide distribution agreement for INSTI® HIV-1/HIV-2 Antibody Test ("**INSTI**"). INSTI® represents the world's fastest and most accurate point-of-care diagnostic designed to allow customers to detect the presence of HIV within sixty seconds of a simple finger prick. INSTI® is an approved, rapid, single-use, flow-through in vitro qualitative immunoassay for the detection of antibodies to human

immunodeficiency virus type 1 and type 2 in human whole blood, finger stick blood, serum or plasma. The assay is packaged as a kit containing the test device and three solution bottles with support materials for finger stick collection.

OTC Products

Our over-the-counter product portfolio is focused on the marketing and sales of novel and proprietary healthcare products that deliver consistent and reliable results in the prevention of various ailments and conditions. VANC sources its over-the-counter products globally from manufacturers adhering to Health Canada recognized "Good Manufacturing Practices Guidelines". Our over-the-counter product portfolio currently consists of the following key products:

OTC PRODUCT	PRODUCT DESCRIPTON
Hema-Fer™	A natural iron supplement manufactured in Canada, containing 12 milligrams of elemental iron, naturally derived from heme iron polypeptide supplement, recommended for the prevention of anemia and iron deficiencies. Hema-Fer™ contains the highest strength of heme-sourced iron available in Canada, and provides a high absorption rate with minimal gastrointestinal side effects. We submitted a class-III application in April 2017 in accordance with updated regulatory requirements issued by Health Canada.
Cortivera™	Cortivera™ and Cortivera Plus™ are indicated for a wide range of minor skin irritations, allergic reactions and eczema. Both products are formulated with aloe vera. Cortivera™ contains 0.5% hydrocortisone, and Cortivera Plus™ contains 1% hydrocortisone. Both are available in cream and ointment form to meet the specific needs of patients. The combination of aloe vera and hydrocortisone offers therapeutic benefits for skin irritations such as minor burns, allergic itch, insect bite itch, sun burn itch and eczema in addition to acting as an anti-inflammatory. Both products are made in Canada.
Cortivera™-H	Cortivera™-H is a premium topical product for minor skin irritations. Cortivera™-H has been approved for the Pharmacare reimbursement program in the British Columbia and Québec formularies, and is in the process of getting listed in other provincial formularies. Cortivera™-H, a made in Canada product, contains 1% hydrocortisone cream for the treatment of minor skin irritations associated with redness, itching, dryness and scaling, rashes, eczema, insect bites, poison ivy, poison oak, poison sumac, contact Seborrheic dermatitis, psoriasis, external genital feminine itching and anal itching due to hemorrhoids.
Sennace™	Our new senna laxative product Sennace™ contains 8.6 milligrams of sennosides. We commenced sales of Sennace™ in December 2016. This product has received approval for listing in the British Columbia and Québec formularies and is in the process of listing in other provincial formularies.

We have also received Health Canada approval for Van-Fer tablets and capsules, an iron supplement containing 300 milligrams of ferrous fumarate that is indicated for the prevention of anemia and iron deficiencies. We subsequently changed the name of this product to "Hb-Plus". The addition of Hb-Plus is part of our plan to develop a repertoire of iron supplements. Following a request from Health Canada, we resubmitted the product application to class-III and therefore withdrew the original natural health product numbers. We are expecting Health Canada's approval in or about the current quarter.

Generics Product Portfolio

We have received Notice of Compliance from Health Canada for 41 generic molecules. These 41 molecules comprise 92 dosage forms across various therapeutic categories, including both chronic (long-term) and acute (short-term) therapies. A Notice of Compliance from Health Canada provides us the authorization to market and sell a generic molecule in Canada. The status of the provincial formularies for our generic products is as follows:

	British Columbia	Ontario	Alberta	Québec	Manitoba	Saskatchewan
Molecules listed	31	28	20	29	22	17
Under review	--	4	5	2	7	9
Non-benefit	7	7	10	1	2	2

We have also submitted products for listing in the Atlantic provinces, a number of which have been approved over the past month, and the balance of which are at an advanced stage of approval:

	Prince Edward Island	Newfoundland	Nova Scotia	New Brunswick
Submitted	10	10	10	11
Approved	9	0	4	0
Under review	0	10	6	10
Non-benefit	1	0	0	1

Board Renewal

In addition to achieving positive results, we have been diligent in maintaining strong corporate governance, which includes a board renewal process that commenced last year, pursuant to which VANC reviewed several qualified candidates and their ability to make meaningful contributions to the VANC Board and its stewardship of VANC's business. The process resulted in the addition of three highly accomplished directors, David Hall, Alan Arnstein and Sherif Guorgui being nominated for election at the Meeting. Collectively, they add fresh perspective, and deepen the VANC Board's skill set and expertise in the pharmaceutical industry. The calibre of the VANC Board is exceptionally strong for a company at VANC's stage of development and current market value. VANC's ability to attract experience and highly-regarded individuals speaks volumes of VANC's reputation and future potential.

The record of performance of the VANC Board and management includes:

- ✓ ***Generating Strong Sales*** – VANC first achieved commercial revenues in the second quarter of 2015. Since then, VANC has achieved eight consecutive quarters of solid sales. Although VANC encountered some short-term pain in the first quarter of 2017 while we rolled out our new strategy, we achieved sales growth of over 240% in the second quarter of this year. The VANC Board believes that its strategy of selling premium, high-yield over-the-counter and generic pharmaceutical products, coupled with its focus on point-of-care technologies, will result in continued strong revenue growth for the remainder of fiscal 2017 and beyond.

- ✓ ***Strong Market Presence and Dedicated Sales Force*** – We have established a market presence in British Columbia, Alberta, Manitoba, Saskatchewan, Ontario and Québec, and have near-term plans for expansion into Atlantic Canada. As a corollary to our market expansion, we considerably expanded our sale force through the hiring of key sales representatives.

- ✓ ***Identifying Accretive Transactions*** – We believe that the addition of innovative point-of-care technologies will allow us to differentiate our business model from our competitors. We believe that HealthTab and INSTI® deliver on this goal, as each represents a critical tool for pharmacists and their patients. We believe that point-of-care technologies such as HealthTab and INSTI® will be a boon to the pharmacy

industry. By offering these value-added technologies, we believe that we will significantly expand our relationships with participating pharmacies and drive up our sales.

- ✓ ***Strong Portfolio of Products*** – We have built up a strong portfolio of over-the-counter and generic pharmaceutical products. Our over-the-counter products include Hema-Fer™, Cortivera™ and Cortivera™ Plus, Cortivera™-H and Sennace™, and we have received Notice of Compliance from Health Canada for 41 generic molecules comprising 92 dosage forms across various therapeutic categories. We are continually assessing additional products to complement and expand our existing product lines.

- ✓ ***Well-Planned Logistics to Complement our Growing Sales*** – In the first part of this year, we established a second warehouse in Ontario to supplement shipments from our Vancouver warehouse. We believe that this was an important step to complement our growing sales in eastern Canada to allow timely delivery of our products to this market.

- ✓ ***Below Market Compensation Arrangements*** – The VANC Board has maintained responsible executive compensation practices. VANC's compensation levels are below the average compensation paid by our revenue-generating peers in the same industry.

We have been working for some time to put all of the pieces in place to execute on our strategy. We believe that the best way to maximize the value of VANC's shares is to continue with this plan, and we stand ready to deliver on our plan for the years to come.

2. **Our proposed nominees are highly qualified, and will operate VANC without conflict for the benefit of all shareholders.**

Our four highly qualified nominees are Bob Rai, David Hall, Alan Arnstein and Sherif Guorgui, all of whom are current directors. All of our nominees have expertise and experience in the pharmaceutical industry, and, unlike Union's nominees, are free of any conflicts of interest. Each of our nominees is well respected in the pharmaceutical industry, and understands and appreciates VANC's business strategy and goals. Our nominees are committed to using their independent business judgement, gained over decades of collective business leadership and experience, to act in the best interests of VANC. Unlike the dissident's nominees, the interests of our nominees are aligned with shareholders.

A brief biography of each of our nominees follows:



Bob Sukhwinder S. Rai, Chief Executive Officer and Director. Mr. Rai is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over 21 years of pharmaceuticals and pharmacy management experience. Mr. Rai has operated a chain of The Medicine Shoppe Pharmacies in Greater Vancouver for the past 15 years. In 1998, Mr. Rai and his partners pioneered and revolutionized the online pharmacy business to the United States. The online sales and distribution of prescription medicines saw unprecedented industry growth and, as other operators followed suit, the business concept became a billion-dollar industry across Canada. Mr. Rai also serves on the board of directors of Emerald Health Therapeutics Inc., a public company listed on the TSX Venture Exchange (the "**TSXV**"), and he is also Chairman of Canada Pacific Global Pharmaceuticals and its subsidiary PharmaCanada Inc. Mr. Rai served as President of the Philippines Canada Trade Council from 2006-2007, and held the position of Vice-President from 2004-2006. In 2013, Mr. Rai was the recipient of the Queen's Diamond Jubilee Medal for his over 18 years of community and volunteer work, which has included serving on the Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science. Mr. Rai is on the board of directors of St Paul's Hospital Foundation, and is a past board member of the Tapestry Foundation for Health Care and the Rotary Club of Vancouver-Fraserview. Mr. Rai is currently the

Chair of "A Night of Miracles" for BC Children's Hospital.



David Hall, Chairman and Director. Mr. Hall is currently Chairman of RepliCel Life Sciences ("**RepliCel**"), a public company listed on the TSXV, Chairman of Providence Healthcare Research Institute and a consultant to the life sciences industry. Mr. Hall served as Chief Executive Officer and President of RepliCel from 2012-2015. Mr. Hall has been instrumental in diversifying RepliCel's cell therapy programs from a single program to three clinical programs addressing chronic tendinosis, aging and sun damaged skin and pattern baldness, as well as focusing on an innovative dermal injector device for the delivery of cells, drugs, biologic and aesthetic dermal fillers. Prior to RepliCel, Mr. Hall consulted to the British Columbia government, companies in the pharmaceutical, biotech and e-Health industries and non-governmental organizations. Mr. Hall was a business founder, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of Angiotech Pharmaceuticals Inc., a company that was listed on the Toronto Stock Exchange. Mr. Hall is a past Chair and board member of Life Sciences BC, and is the author of Life Sciences BC's position papers for the BC Premier's Competition Council Report and Conversation on Health. Mr. Hall was also a member of the BC Task Force on PharmaCare, and serves on the board of directors of Advantage BC. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba.



Alan Arnstein, Director. Mr. Arnstein previously worked for Katz Group Canada where he oversaw the growth of the Medicine Shoppe from 28 stores to 175 stores before its successful sale to McKesson Canada. Mr. Arnstein was also actively involved in expanding the Rexall pharmacy brand across Canada, which included responsibility for acquiring and consolidating independent pharmacies under the Rexall banner. Mr. Arnstein is also actively involved in various real estate projects, including the leasing of the Ice District next to Rogers Place in downtown Edmonton, an estimated $5.5 billion project.



Sherif Guorgui, Director. Mr. Guorgui has extensive experience in various pharmacy sectors, including retail, specialty, regulatory, industry, government and professional affairs. Mr. Guorgui has played a significant role in promoting the value of pharmacists and pharmacy technicians in healthcare, and is a strong advocate for the pharmacy profession at community, provincial and international levels.

Mr. Guorgui has worked as a community pharmacist, managed and operated his own independent pharmacy, and has been a franchisee/associate pharmacy owner with Shoppers Drug Mart. Mr. Guorgui moved into corporate roles at Shoppers Drug Mart and Rexall/PharmaPlus before joining the Ontario Pharmacists Association as Vice President of Pharmacy. In 2016, Mr. Guorgui joined United Pharma Group as CEO. United Pharma Group is the fastest growing network of independent pharmacy owners in Canada, now numbering over 90 members. Mr. Guorgui has also served as President of the Ontario College of Pharmacists from 2011-2012, where he focused on promoting and expanding the scope of practice for pharmacists. Mr. Guorgui has published numerous articles in pharmacy magazines, is a sought-after speaker for community and professional events, and is a guest lecturer at the University of Toronto's Leslie Dan Faculty of Pharmacy and the University of Waterloo School of Pharmacy. In 2017, Mr. Guorgui was recognized with the Ontario Pharmacists Association's Voice Of Pharmacy Award for his tireless advocacy work for the pharmacy profession.

Mr. Guorgui is a board member of the Canadian Foundation for Pharmacy, the Ontario Pharmacists Association and the Neighbourhood Pharmacy Association of Canada. He is an advisory board member of the Humber College Pharmacy Technician Program, and is a mentor at the University of Toronto Career Centre Information Interview Program. Mr. Guorgui holds a pharmacy degree from the University of Cairo and completed the University of Toronto's International Pharmacy Graduates program.

For additional information on our nominees, see "Matters to be Acted Upon – Election of Directors" on page 4 herein.

VOTE AGAINST UNION'S NOMINEES FOR THE FOLLOWING REASONS

1. **Union is an offshore company and the identity of its principals has been kept secret.**

Union is a private company domiciled offshore in the British Virgin Islands. Union informed us that its principals are domiciled in Hong Kong, but we have not been provided with any information whatsoever about their identities. Ask yourself why Union would keep the identity of its principals secret. Although Aziz denies any control over Union, your VANC Board believes that Union is controlled by Aziz through, or in concert with, these secret principals. As we describe below, the links between Union, Aziz and Canagen Pharmaceuticals Inc., a company controlled by Aziz ("**Canagen**", and with Union and Aziz, the "**Aziz Group"**), are too numerous to be a mere coincidence.

2. **Union has offered no business plans, ideas or strategies for VANC.**

Union has not offered any strategy or plan for building shareholder value following the Meeting. In fact, Union has not put forward any business plans, strategies or ideas at all, yet it is demanding 100% control of VANC. The dissident nominees have not been transparent in their intentions for VANC. It is not in your best interests to install a new board that has not disclosed its plans. This is juxtaposed to our current management, which has focused on undertaking meaningful discussions with shareholders, and providing business and operational transparency on its plans to create and maximize shareholder value.

In December 2016, Union issued a news release in which it indicated that it was requisitioning a shareholders' meeting to remove the VANC Board and elect its own nominees. Union made no prior efforts to communicate with VANC's management, but jumped right into launching this costly and distracting proxy contest. If Union was truly concerned about VANC's future, it would have engaged in meaningful and comprehensive discussions with VANC's management, and presented well thought out strategies for future growth. In fact, when discussions with Union occurred after December, it quickly became clear that Union's only goal was to secure significant representation on the VANC Board for the Aziz Group, and receive reimbursement for its legal fees.

Attempts by the VANC Board in late 2016 and early 2017 to constructively resolve the current dispute were rejected by Union. It is unfortunate for VANC's shareholders that Union chose to initiate a proxy battle when a collaborative solution to address the future direction of VANC could have been reached. Your VANC Board believes that Union has failed to put forward a business plan for VANC because its only plan following the Meeting is to raid VANC's assets for the benefit of the Aziz Group.

3. **Canagen, a company controlled by Aziz, has a sordid history with VANC.**

Canagen is a private British Columbia company controlled by Aziz. Canagen's board also includes Sina Pirooz ("**Pirooz**"), a Union nominee to the VANC Board.

Canagen has a lengthy, sordid history with former management of VANC. A timeline of some of Canagen's involvement with VANC follows:

Date	Event
January 2012	Canagen entered into a memorandum of understanding with VANC to acquire the pharmaceutical products Ferroheme and Pedia-Safe. The appointment of Pirooz to the VANC Board was announced shortly before the

Date	Event
	memorandum of understanding was executed, however his appointment was subsequently withdrawn.
April 2012	Canagen entered into an agreement (the "**Debt Agreement**") pursuant to which certain debt it acquired in VANC was converted into VANC shares at a price of $0.083 per share. Canagen received a total of approximately 2.3 million shares pursuant to the conversion, representing about 50% of the outstanding shares at that time, all of which it registered with nominees, including Union, which received 250,000 shares. The Debt Agreement provided that Canagen would have "effective shareholder, management and Board of Directors control" of VANC. It also entitled Canagen to appoint a majority of nominees to the VANC Board, and to appoint Jamie Lewin ("**Lewin**"), a current Union nominee, as Chief Financial Officer.
May 2012.................	Canagen completed a private placement in VANC of $56,000, the proceeds of which were used, in part, to repay an outstanding loan to Canagen. No public disclosure was made about the related party loan repayment. A finder's fee of $5,600 was paid in connection with the financing. Prior to closing the private placement, Lewin was appointed as a director and as Chief Financial Officer of VANC.
September 2012	Canagen entered into an agreement (the "**Pedia Agreement**") with VANC for the sale of Pedia-Safe in consideration for 3.4 million shares of VANC. All of these shares were registered with Canagen nominees, including Union and Pirooz, who received 87,500 and 13,868 common shares, respectively. The transaction was not reported as a "related party" transaction, despite the fact that Canagen appeared to have *de facto* control of VANC following the Debt Agreement.
September 2013	Canagen entered into an agreement (the "**Ferroheme Agreement**") with VANC for the sale of Ferroheme in consideration for 3.4 million shares of VANC. All of these shares were registered with Canagen nominees, including Union and Pirooz, who received 250,000 and 10,018 common shares, respectively. The transaction was not reported as a "related party" transaction.
October 2013...........	Pirooz was appointed to the VANC Board.
April 2014	VANC completed a private placement for $375,000, substantially all of which was subscribed for by Union and Aziz's sister. A cash finder's fee of $12,000 was paid. Additionally, 180,000 warrants were issued to a finder "friendly" to Aziz.
2014 and 2015..........	VANC tried to negotiate with Canagen a fair price for the manufacture of Ferroheme, but Canagen demanded a price that was approximately five times higher than the fair market price. Despite the one-sided business terms dictated by Canagen, Canagen postulated that *it* was being treated unfairly, and threatened to nominate its own directors at VANC's 2015 annual shareholders' meeting. In March 2015, VANC adopted an advance notice policy, and retained special counsel for the meeting. Canagen did not nominate any directors for the 2015 meeting. In June 2015, VANC formally informed Canagen that it would seek alternative arrangements for the manufacture of Ferroheme and Pedi-Safe, and in response, Canagen threatened legal action.
December 2016	Union issued a news release announcing that it had requisitioned a meeting of VANC's shareholders to remove the VANC Board and elect four new directors. The news release

Date	Event
	provided that the "requisition was made by Union Venture on its own behalf" (i.e. not for the benefit of any other person).
January – March 2017..........................	VANC entered into discussions with Union to avoid a costly and distracting proxy contest. It became clear to VANC that Union's primary goal was to secure significant representation on the VANC Board for the Aziz Group, and to receive reimbursement for its legal fees. Discussions with Union subsequently terminated in March 2017, and a few days later VANC announced the Meeting.
June 2017	Canagen wrote a demand letter to VANC claiming damages of $510,000 under the Ferroheme Agreement, and issued a concurrent news release. VANC vigorously denied the allegations, and demanded Canagen retract its defamatory news release. In private correspondence to Canagen, VANC also raised concerns about the *bona fides* of the Ferroheme Agreement and the Pedia Agreement, including the validity of the shares issued to Canagen's nominees under those agreements. To date, no adequate reply has been provided by Canagen.
July – August 2017....	VANC filed a notice of civil claim in the Supreme Court of British Columbia against Aziz and Canagen for defamation, to which the defendants subsequently replied.

4. Union is a nominee of Aziz, and the Aziz Group unlawfully circumvented Canadian securities laws in acquiring *de facto* control of VANC under previous management.

Aziz has denied any share ownership in, or control over, Union, other than acting as Union's corporate secretary. Your VANC Board finds that very hard to believe. Consider the following:

- ✘ Since 2012, Canagen completed three significant transactions with VANC. Union was listed as a nominee of Canagen in each of these transactions, and received 587,500 VANC shares. Ask yourself, if Union and Canagen, a company controlled by Aziz, are not related, then why is Union receiving shares as a nominee for Canagen?

- ✘ Union is nominating Pirooz and Lewin as directors. Both Pirooz and Lewin were previously appointed as nominees of Canagen to the VANC Board following the Debt Agreement. Pirooz was a director of VANC from October 2013 to October 2015, and Lewin was Chief Financial Officer and a director of VANC from April 2012 to December 2014.

- ✘ Pirooz, a Union nominee, is currently a director of Canagen.

- ✘ Aziz claims that Union is controlled by undisclosed overseas principals. Consider, however, that following its requisition notice in December 2016, all settlement discussions for Union were conducted by Aziz. Why would a mere corporate secretary be given absolute power to negotiate a settlement on a matter as serious as a proxy contest?

We believe that the Aziz Group has committed numerous egregious and ongoing violations of Canadian securities laws. In 2012, Canagen became a *de facto* "control person" and "insider" of VANC, but it purposely obfuscated its share ownership by registering its holdings in the names of at least 15 nominees in violation of applicable "insider", "early warning" and "takeover bid" laws in Canada.

Why has Canagen failed to comply with applicable securities laws and make truthful disclosure about its shareholdings? It is clear that the Aziz Group prefers to operate in the shadows where it can deploy VANC's assets for itself with impunity. VANC shareholders should be under no illusion that Union's efforts are anything other than an attempt to reacquire control of VANC.

As compared to Union's approximately 5% stated ownership in VANC, Union is seeking the appointment of 100% of the VANC Board. In most acquisitions of control, shareholders receive a significant premium to the current share price in exchange for such control. Union is offering no compensation to shareholders whatsoever. If Union is interested in controlling VANC, it should make a premium offer on the open market, instead of attempting to gain control through back channels. Shareholders should be skeptical of the Aziz Group, which has operated, and continues to operate, in a deceptive manner.

5. **The interests of Union's nominees are not aligned with the interests of VANC's shareholders. If Union is successful, your Board believes that the Aziz Group will operate VANC for its benefit through various related party transactions, which will have a material adverse effect on your investment and VANC's business.**

The interests of Union's nominees are not aligned with the interests of VANC's shareholders. When Canagen had *de facto* control of VANC, it completed a number of related party transactions favourable to itself. The most prejudicial transactions that we have discovered so far are as follows:

- The execution of the Ferroheme and Pedia Agreements, pursuant to which Canagen's nominees received 1.7 million VANC shares valued at approximately $660,000. VANC, on the other hand, has never seen *any* commercial revenue from these deals.

- Canagen tried to push VANC into accepting a deal for the manufacture of Ferroheme at approximately five times its fair market price. Canagen's unwillingness to negotiate a fair market deal had an adverse effect on VANC's business and operations.

- We have also discovered that Aziz and his affiliates took hundreds of thousands of dollars from VANC's treasury between June 2012 and June 2015 in a number of largely unreported related party transactions, including payments under an office lease and a "consulting" agreement, repayment of an outstanding loan and payments of finder's fees. Canagen's nominees were also paid additional cash compensation during this time. During this same period, VANC's total revenue was minimal, meaning payments to the Aziz Group represented a significant portion of VANC's total expenses.

Your VANC Board is concerned that if Union is successful, its nominees will again conduct a series of related party transactions to benefit the Aziz Group at the expense of all other VANC shareholders. Accordingly, your VANC Board believes that any resultant change of control could have material adverse consequences for VANC and its business and operations:

- If Union is successful, your VANC Board believes that the dissident nominees will settle Canagen's outstanding dispute with VANC in Canagen's favour. Canagen is currently demanding more than $500,000 from VANC in damages, which represents substantially all of VANC's existing treasury. Your current VANC Board has vigorously denied the allegation, and has refused to pay any money to Canagen. If the dissident nominees settle the dispute with Canagen, it could cripple VANC's business, operations and prospects.

- Your VANC Board expects that if Union's nominees are elected, they will force VANC to cover all of the Aziz Group's proxy fight and litigation expenses, which will likely be in the hundreds of thousands of dollars.

- If Union is successful, VANC believes that the Union nominees will dismiss VANC's existing action against Aziz and Canagen for defamation, in which VANC is claiming damages of at least $2 million. Your VANC

Board also believes that the Aziz Group will sweep under the rug its blatant breaches of securities laws and the resulting damage it has caused VANC and its shareholders. Your VANC Board intends to pursue the Aziz Group for any circumvention of securities laws, while we believe that the dissident's nominees intend to absolve Aziz and his affiliates from liability entirely. It is not in the best interests of VANC's shareholders for the Aziz Group to walk away unscathed.

- A change of control of VANC could seriously jeopardize VANC's pending acquisition of HealthTab, which we believe will be a significant accretive acquisition for VANC. Indeed, since the proxy contest was launched, the vendors have expressed serious concerns regarding a change of control of the VANC Board and the resulting uncertainty regarding the strategic direction of VANC.

- Union's proxy contest has also jeopardized other ongoing negotiations regarding separate accretive transactions being explored by VANC. These transactions could provide VANC with significant enhanced potential for near-term commercialization opportunities.

- If Union's nominees are elected, management and other key employees have indicated that they plan to resign from their current positions, which could have a material adverse impact on VANC's business, operations and future prospects.

6. **Shareholders should be cautious. Aziz had a troubling prior run-in with the law, and has previously declared bankruptcy.**

Your VANC Board is urging you to be cautious. Aziz had a troubling prior run-in with the law that all shareholders should be aware of, and he previously declared bankruptcy.

Charges, Arrest and Extradition for Stolen Pharmaceuticals

In November 2007, Aziz was arrested in the United Kingdom when he attempted to sell $9 million worth of stolen drugs to an undercover investigator. The pharmaceuticals were manufactured by Novartis Pharmaceuticals ("**Novartis**"), and stolen in March 2005 from a warehouse near Reading, England. At the time, Aziz was (as he still remains) the head of Canagen, which at that time was named "Sino Pharmaceuticals Inc.".

According to public information, Mr. Hunter, a private investigator hired by Novartis, noticed the stolen drugs for sale. Mr. Hunter's investigation led to Aziz, who met with him in London in 2007, took him to the warehouse where the pharmaceuticals were stored and gave him samples. When Novartis confirmed that the pharmaceuticals were from the stolen batch of drugs, Aziz was arrested and charged with possession of stolen property. The charges were filed by the United Kingdom's Crown Prosecution Service ("**CPS**") on behalf of the Medicines & Healthcare Products Regulatory Agency.

Aziz, who was out on bail, did not show up to a scheduled court appearance in the United Kingdom in 2008. The charges, however, followed Aziz to Canada, where Aziz fought extradition to the United Kingdom. The Supreme Court of Canada concluded that there was sufficient evidence upon which to commit Aziz for extradition, and rejected Aziz's alternate explanation for his conduct.

Eventually, in 2014, in a hearing before the Central Criminal Court, the charges against Aziz were dropped because the CPS could not collect sufficient evidence to secure a conviction. Interestingly, although Aziz currently denies that Pirooz is his *de facto* nominee at the Meeting, Pirooz was publicly quoted as coming to Aziz's defence, stating that Aziz "is a person of strong integrity and deep moral and ethical convictions...".

Personal Bankruptcy

In 1998, Aziz filed for bankruptcy, and in May of that year, was adjudged bankrupt pursuant to a receiving order. Because, in part, the trustee in bankruptcy was unable to locate Aziz, he was not absolutely discharged until over a decade later in 2009. This bankruptcy may explain, at least in part, why Aziz has operated "below-board". Under applicable British Columbia corporate law, a person is disqualified from acting as a director of a company if that person is an undischarged bankrupt, and the TSXV will consider a previous bankruptcy in reviewing a candidate's eligibility to serve as a director.

7. Union's slate is grossly inexperienced and unqualified.

Union has assembled a patchwork team of nominees who are individually and collectively unsuitable for the VANC Board, and who possess little or no relevant operational expertise. This is not entirely surprising. If the primary aim of the dissident nominees is to raid VANC's assets, then nominees particularly adept at running an operating pharmaceutical company are not necessary. We urge you to carefully consider the dissident nominees' qualifications.

Two of Union's nominees, Krishna Baichwal ("**Baichwal**") and Hyder Ali Khoja ("**Khoja**"), have no prior experience on the board of a publicly traded company. Baichwal is a pharmaceutical sales representative who seems to moonlight as an actor. Khoja's public company experience is limited to an officer role with "Affinor Growers Inc." ("**Affinor**"), a junior, pre-revenue company listed on the Canadian Securities Exchange (the "**CSE**"), involved in the development of farming equipment. At the end of its last fiscal year, Affinor had negative working capital (current assets measured against current liabilities), and its shares currently trade at approximately $0.07 per share. Khoja's experience and qualification related to the pharmaceutical industry seem minimal.

Other than his conflicted role with VANC, Pirooz's only other public company experience is with "Alliance Growers Corp." ("**Alliance**"). Alliance, listed on the CSE, is involved in the marijuana industry, but, prior to the recent marijuana boom, operated as a junior mining issuer. Alliance had a negative working capital and a total shareholder's deficiency at the end of its last fiscal year, and its total cash on hand was about $1,000. Alliance's current trading price is about $0.12 per share.

Lewin, on the other hand, has so much "experience" with public companies that his role should be considered only perfunctory. Based on public information, it appears that, in addition to his conflicted role with VANC, Lewin has been a director or officer of approximately 20 public companies over the last decade. All of these companies were mere "penny" stocks and lacked any meaningful revenues. Lewin's "experience", moreover, is centered on the mining industry, and his only pharmaceuticals industry experience is with VANC. The approximate average price of the shares for the companies on which Lewin served at about the time of his resignation was $0.16, and the average approximate revenues for those companies in the financial year prior to Lewin's resignation was only $85,000.

In reviewing the track record of Pirooz and Lewin, shareholders need not look any further than their track records with VANC. During their tenure, VANC generated substantially no commercial revenues, made no accretive acquisitions and undertook no value enhancing transactions. In fact, the principal transactions undertaken by VANC during this period were related party transactions involving the Aziz Group. No shareholder value was created during this period other than for the Aziz Group, which handsomely benefited, as we have described above.

VANC's shareholders should question why Union nominated this particular group of directors, instead of a more qualified team, to run VANC. We do not believe that Union's nominees have your best interests at heart. Instead, we believe that the nominees were chosen by Union specifically because they could act as nominees for the Aziz Group. Shareholders are entitled to openness and transparency. By trying to keep their conflicts of interest hidden, the dissident's nominees have shown that they cannot be trusted.

Compared to Union's nominees, VANC's nominees are a much more prudent choice. VANC's nominees will work for the benefit of all shareholders, have a clear strategy and possess the collective experience to build long-term value for your investment.

Vote **PINK** today to stop the Aziz Group from taking control. Regardless of the number of shares you own, we ask for your support by casting your vote today by completing and returning ONLY the **PINK** proxy. If you need assistance in casting your vote or completing your **PINK** proxy, please call Computershare Investor Services Inc. within North America toll free at 1-800-564-6253, or outside North America at 1-514-982-7555.

What's past is prologue. Let's not let the Aziz Group gain control of VANC again. Let's stop the Aziz Group together.

Yours truly,

/S/ Bob Sukhwinder S. Rai"
Bob Sukhwinder S. Rai
Chief Executive Officer and Director

VANC Pharmaceuticals Inc.
Suite 1128 – 789 West Pender Street
Vancouver, British Columbia V6C 1H2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 15, 2017

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "**Meeting**") of VANC Pharmaceuticals Inc. (the "**Company**" or "**VANC**") will be held at 1000 – 925 West Georgia Street, Vancouver, British Columbia, on Friday, September 15, 2017 at 10:00 a.m. (Vancouver time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial year ended December 31, 2016, together with the auditor's report thereon;
2. to elect directors of the Company for the ensuing year;
3. to appoint Adam Sung Kim Ltd., Chartered Professional Accountants, as the Company's auditor for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditor;
4. to consider and, if deemed appropriate, to pass, an ordinary resolution to re-approve the Company's Stock Option Plan, as more fully described in the accompanying management information circular dated August 16, 2017 (the "**Information Circular**"); and
5. to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. A copy of the Stock Option Plan is available upon request to any shareholder at no charge, or may be inspected at the Company's registered office during normal business hours until the date of the Meeting. Also accompanying this Notice are (i) a PINK form of proxy or voting instruction form, and (ii) a financial statement request form. Any adjournment(s) or postponement(s) of the Meeting will be held at a time and place to be specified at the Meeting.

Shareholders of record at the close of business on August 8, 2017, will be entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed PINK form of proxy indicating your voting instructions. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. Alternatively, a proxy may be voted over the internet at www.investorvote.com, by facsimile within North America toll-free at 1-866-249-7775, or outside North America at 1-416-263-9524, or by telephone within North America toll free at 1-866-732-8683, or outside North America at 1-312-588-4290. If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

DATED at Vancouver, British Columbia, this 16th day of August, 2017.

BY ORDER OF THE BOARD OF DIRECTORS:

/s/ Bob Sukhwinder S. Rai
Bob Sukhwinder S. Rai, CEO and Director

Registered shareholders unable to attend the Meeting are requested to date, sign and return their PINK form of proxy in the enclosed envelope or to vote by telephone or facsimile or using the internet in accordance with the instructions on the PINK form of proxy. If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

MANAGEMENT INFORMATION CIRCULAR

UNLESS OTHERWISE NOTED, INFORMATION IS PROVIDED AS AT AUGUST 15, 2017 FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 15, 2017.

This management information circular (the "**Information Circular**") is being mailed by management of VANC Pharmaceuticals Inc. (the "**Company**" or "**VANC**") to shareholders of record at the close of business on August 8, 2017, which is the date that has been fixed by the directors of the Company as the record date to determine the shareholders who are entitled to receive notice of the meeting. The Company is mailing this Information Circular in connection with the solicitation of proxies by and on behalf of the Company for use at its annual general and special meeting (the "**Meeting**") of the shareholders that is to be held on Friday, September 15, 2017 at 10:00 a.m. (Vancouver time) at 1000 – 925 West Georgia Street, Vancouver, British Columbia.

The solicitation of proxies will be primarily by mail. Certain officers, directors and employees of the Company may also solicit proxies by telephone, in person or by electronic communications, as well as by newspaper or media advertising. In addition, VANC may request brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and VANC will reimburse such brokers and nominees for their related out-of-pocket expenses. The cost of solicitation will be borne by the Company.

Except where otherwise noted or the context otherwise requires, capitalized terms used herein that are not defined have the same meanings as in our letter to shareholders at the beginning of this Information Circular.

We refer readers to our note on forward-looking statements contained under the heading "Additional Information - Forward-Looking Statements" on page 23 herein.

REASONS FOR THIS SOLICITATION

As many shareholders are aware, at the Meeting, VANC faces a contested election for the VANC Board. Union, a company that VANC believes is controlled by Aziz, has indicated that it will put forward four dissident nominees for election to the VANC Board at the Meeting. As a result, you have an important decision to make, one that will seriously impact the future value of your investment.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE VANC DIRECTOR NOMINEES PROPOSED IN THIS INFORMATION CIRCULAR.

SUPPORT VANC BY VOTING YOUR PINK PROXY OR VIF TODAY.

Your vote is very important to the future of your investment in VANC. The Board is concerned that the Aziz Group is seeking to take control of the Board for no consideration and without any business plan. The Board believes that this proxy contest reflects the Aziz Group's motivation to seize *de facto* control of VANC at the expense of all other shareholders. Whether or not you plan to attend the Meeting, we ask that you complete and return your PINK proxy or Voting Instruction Form ("**VIF**") promptly and discard any material that you receive from anyone other than management of VANC.

Management of VANC has included material in this Information Circular with respect to the Aziz Group and its nominees which is based on publicly available information and/or information provided to VANC by the Aziz Group. Neither VANC nor the directors of VANC have knowledge of whether the publicly available information and/or the information that the Aziz Group has provided to VANC is accurate, and VANC makes no representation that this information is complete or accurate.

PART 1 - VOTING

WHO CAN VOTE?

If you are a registered shareholder of the Company as at August 8, 2017, you are entitled to notice of and to attend the Meeting and cast a vote for each share registered in your name on all resolutions put before the Meeting. If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer's authority should be presented at the Meeting. If you are a registered shareholder but do not wish to, or cannot, attend the Meeting in person, you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions (see "Voting By Proxy" below). If your shares are registered in the name of a "nominee" (usually a bank, trust company, securities dealer, financial institution or other intermediary) you should refer to the section entitled "Non-Registered Shareholders" set out below.

It is important that your shares be represented at the Meeting regardless of the number of shares you hold. If you will not be attending the Meeting in person, we invite you to complete, date, sign and return your form of **PINK** proxy as soon as possible so that your shares will be represented.

VOTING BY PROXY

If you do not come to the Meeting, you can still make your vote count by appointing someone who will be there to act as your proxyholder. You can either tell that person how you want to vote or you can let him or her decide for you. You can do this by completing a form of PINK proxy.

In order to be valid, you must return the completed form of proxy to the Company's transfer agent Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. Alternatively, a **PINK** proxy may be voted over the internet at www.investorvote.com, by facsimile within North America toll-free at 1-866-249-7775, or outside North America at 1-416-263-9524, or by telephone within North America toll free at 1-866-732-8683, or outside North America at 1-312-588-4290.

What Is A Proxy?

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you. We have enclosed a form of **PINK** proxy with this Information Circular. You should use it to appoint a proxyholder.

Appointing A Proxyholder

You can choose any individual to be your proxyholder. It is not necessary for the person whom you choose as your proxyholder to be a shareholder of the Company. To make such an appointment, simply fill in the person's name in the blank space provided in the enclosed form of proxy. To vote your shares, your proxyholder must attend the Meeting. If you do not fill a name in the blank space in the enclosed PINK form of proxy, the persons named in the PINK form of proxy are appointed to act as your proxyholder (the "Management Proxyholders"). Those persons are directors, officers or other authorized representatives of the Company.

Instructing Your Proxy

You may indicate on your **PINK** form of proxy how you wish your proxyholder to vote your shares. To do this, simply mark the appropriate boxes on the **PINK** form of proxy. If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your shares as he or she thinks fit. If you have appointed the persons designated in the PINK form of proxy as your proxyholder, they will, unless you give contrary instructions, vote your shares IN FAVOUR of each of the items of business set out in the Notice of Meeting.

For more information about these matters, see "Part 3 - The Business of the Meeting". **The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting**. As of the date of this Information Circular, management of the Company is not aware of any other matter to be presented for action at the Meeting. If, however, other matters do properly come before the Meeting, the persons named in the enclosed form of **PINK** proxy will vote on them in

accordance with their best judgment, pursuant to the discretionary authority conferred by the PINK form of proxy with respect to such matters.

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by (a) attending the Meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the Company's registered office at Suite 1128 – 789 West Pender Street, Vancouver, British Columbia V6C 1H2; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 4:00 p.m. (Vancouver time) on the last business day before the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or delivered to the person presiding at the Meeting before it (or any adjournment or postponement) commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the Meeting in person. **Only registered shareholders may revoke a proxy. If your shares are not registered in your own name and you wish to change your vote, you must arrange for your nominee to revoke your proxy on your behalf (see below under "Non-Registered Shareholders").**

NON-REGISTERED SHAREHOLDERS

Only registered holders of shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, shares beneficially owned by a holder (a "**Non-Registered Holder**") are registered either:

(a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "**NOBOs**". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "**OBOs**".

Pursuant to National Instrument 54-101 ("**NI 54-101**") of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) indirectly or directly to the NOBOs and to the Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries that receive the proxy-related materials are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the proxy-related materials and related documents. Accordingly, an OBO will not receive copies of the proxy-related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a VIF which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary's directions on the VIF. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. ("**Computershare**") as described under "Voting By Proxy" above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the VIF or Proxy form is to be delivered.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par value ("**Common Shares**"). At the close of business on August 8, 2017, 20,736,623 Common Shares were issued and outstanding. Each shareholder is entitled to one vote for each Common Share registered in his, her or its name at the close of business on August 8, 2017, the date fixed by the Company's directors as the record date for determining who is entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and officers of the Company, based solely on public information, there are no persons or companies who or which beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the Company's Common Shares on August 8, 2017.

PART 3 - THE BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The audited financial statements of the Company for the financial year ended December 31, 2016 will be presented to shareholders at the Meeting. They have been mailed to the shareholders who have requested they receive a copy. The Company's audited Financial Statements and Management's Discussion and Analysis for the financial year ended December 31, 2016 may also be accessed through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, or copies may be obtained without charge upon request to the Company at Suite 1128 – 789 West Pender Street, Vancouver, British Columbia V6C 1H2. You may also access the Company's audited Financial Statements and Management's Discussion and Analysis for the financial year ended December 31, 2016 through the Company's website at www.vancpharm.com.

ELECTION OF DIRECTORS

The board of directors of the Company (the "**Board**") is recommending four persons (the "**Nominees**") for election at the Meeting. Each of the four persons whose name appears below is proposed by the Board to be nominated for election as a director of VANC to serve until the next annual general meeting of shareholders or until the director sooner ceases to hold office. Each of the Nominees has agreed to stand for election, and management of the Company is not aware of any intention of any of them not to do so. If, however, one or more of them should become unable or unwilling to stand for election, proxies held by the persons designated as proxyholders on the form of proxy will vote (in the absence of specifications or instructions in the form of proxy that the shares represented by the proxy are to be withheld from voting on the election of directors) for the election of the remaining nominees.

The Company's articles include an advance notice requirement for nominations by shareholders in certain circumstances. The advance notice requirement fixes a deadline by which holders of record of Common Shares must submit director nominations to the Secretary of the Company prior to any annual meeting of shareholders (or any special meeting of shareholders if one of the purposes for which the special meeting is called is the election of one or more directors) and sets forth the specific information that a nominating shareholder must include in the written notice to the Secretary of the Company for a nomination to be valid. A copy of the Company's articles which includes the advance notice policy, may be obtained under the Company's profile on SEDAR at www.sedar.com.

The following table (and notes thereto) states the name and province and country of residence of each Nominee, all offices of VANC now held by the Nominee, the period of time for which the Nominee has been a director of

VANC and the number of Common Shares or convertible securities beneficially owned by the Nominee, directly or indirectly, or over which the Nominee exercises control or direction, as at the date hereof:

The Board recommends that you vote FOR all Nominees standing for election.

Name, Province and Country of Residence	Current Position(s) with VANC	Director Since	Number of Common Shares Beneficially owned, or controlled, directly or indirectly	Number of Convertible Securities
Bob Sukhwinder S. Rai (1) Vancouver, British Columbia Canada	Chief Executive Officer and Director	June 5, 2015	333,334	300,000 options 333,334 warrants
David Hall (1) Vancouver, British Columbia Canada	Director and Chairman of the Board	January 20, 2016	333,333	333,333 warrants
Alan Arnstein (1) Edmonton, Alberta Canada	Director	April 20, 2017	Nil	150,000 options
Sherif Guorgui Oakville, Ontario Canada	Director	August 15, 2017	Nil	Nil

Notes:
(1) Member of the Audit Committee and the Compensation Committee.

Set out below are the profiles of our Nominees for election at the Meeting:



Bob Sukhwinder S. Rai, Age 47, Chief Executive Officer and Director. Mr. Rai is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over 21 years of pharmaceuticals and pharmacy management experience. Mr. Rai has operated a chain of The Medicine Shoppe Pharmacies in Greater Vancouver for the past 15 years. In 1998, Mr. Rai and his partners pioneered and revolutionized the online pharmacy business to the United States. The online sales and distribution of prescription medicines saw unprecedented industry growth and, as other operators followed suit, the business concept became a billion-dollar industry across Canada. Mr. Rai also serves on the board of directors of Emerald Health Therapeutics Inc., a public company listed on the TSX Venture Exchange (the "**TSXV**"), and he is also Chairman of Canada Pacific Global Pharmaceuticals and its subsidiary PharmaCanada Inc. Mr. Rai served as President of the Philippines Canada Trade Council from 2006-2007, and held the position of Vice-President from 2004-2006. In 2013, Mr. Rai was the recipient of the Queen's Diamond Jubilee Medal for his over 18 years of community and volunteer work, which has included serving on the Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science. Mr. Rai is on the board of directors of St Paul's Hospital Foundation, and is a past board member of the Tapestry Foundation for Health Care and the Rotary Club of Vancouver-Fraserview. Mr. Rai is currently the Chair of "A Night of Miracles" for BC Children's Hospital.



David Hall, Age 64, Chairman and Director. Mr. Hall is currently Chairman of RepliCel Life Sciences ("**RepliCel**"), a public company listed on the TSXV, Chairman of Providence Healthcare Research Institute and a consultant to the life sciences industry. Mr. Hall served as Chief Executive Officer and President of RepliCel from 2012-2015. Mr. Hall has been instrumental in diversifying RepliCel's cell therapy programs from a single program to three clinical programs addressing chronic tendinosis, aging and sun damaged skin and pattern baldness, as well as focusing on an innovative dermal injector device for the delivery of cells, drugs, biologic and aesthetic dermal fillers. Prior to RepliCel, Mr. Hall consulted to the British Columbia government, companies in the pharmaceutical, biotech and e-Health industries and Non-Governmental-Organizations. Mr. Hall was a business founder, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of Angiotech Pharmaceuticals Inc., a company that was listed on the Toronto Stock Exchange. Mr. Hall is a past Chair and board member of Life Sciences BC, and is the author of Life Sciences BC's position papers for the BC Premier's Competition Council Report and Conversation on Health. Mr. Hall was also a member of the BC Task Force on PharmaCare, and serves on the board of directors of Advantage BC. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba.



Alan Arnstein, Age 49, Director. Mr. Arnstein previously worked for Katz Group Canada where he oversaw the growth of the Medicine Shoppe from 28 stores to 175 stores before its successful sale to McKesson Canada. Mr. Arnstein was also actively involved in expanding the Rexall pharmacy brand across Canada, which included responsibility for acquiring and consolidating independent pharmacies under the Rexall banner. Mr. Arnstein is also actively involved in various real estate projects, including the leasing of the Ice District next to Rogers Place in downtown Edmonton, an estimated $5.5 billion project.



Sherif Guorgui, Age 41, Director. Mr. Guorgui has extensive experience in various pharmacy sectors, including retail, specialty, regulatory, industry, government and professional affairs. Mr. Guorgui has played a significant role in promoting the value of pharmacists and pharmacy technicians in healthcare, and is a strong advocate for the pharmacy profession at community, provincial and international levels.

Mr. Guorgui has worked as a community pharmacist, managed and operated his own independent pharmacy, and has been a franchisee/associate owner with Shoppers Drug Mart. Mr. Guorgui moved into corporate roles at Shoppers Drug Mart and Rexall/PharmaPlus before joining the Ontario Pharmacists Association as Vice President of Pharmacy. In 2016, Mr. Guorgui joined United Pharma Group as CEO. United Pharma Group is the fastest growing network of independent pharmacy owners in Canada, now numbering over 90 members. Mr. Guorgui has also served as President of the Ontario College of Pharmacists from 2011-2012, where he focused on promoting and expanding the scope of practice for pharmacists. Mr. Guorgui has published numerous articles in pharmacy magazines, is a sought-after speaker for community and professional events, and is a guest lecturer at the University of Toronto's Leslie Dan Faculty of Pharmacy and the University of Waterloo School of Pharmacy. In 2017, Mr. Guorgui was recognized with the Ontario Pharmacists Association's Voice Of Pharmacy Award for his tireless advocacy work for the pharmacy profession.

Mr. Guorgui is a board member of the Canadian Foundation for Pharmacy, the Ontario Pharmacists Association and the Neighbourhood Pharmacy Association of Canada. He is an advisory board member of the Humber College Pharmacy Technician Program, and is a mentor at the University of Toronto Career Centre Information Interview program. Mr. Guorgui holds a pharmacy degree from the University of Cairo and completed the University of Toronto's International Pharmacy Graduates program.

The Company's management recommends that the shareholders vote in favour of the election of management's Nominees as directors of the Company for the ensuing year. Unless you give instructions otherwise, the Management Proxyholders intend to vote your PINK proxy FOR the Nominees named in this Information Circular.

APPOINTMENT OF THE AUDITOR

At the Meeting, Adam Sung Kim Ltd., Chartered Professional Accountant, located at Unit #114B (2nd Floor), 8988 Fraserton Court, Burnaby, British Columbia V5J 5H8 will be recommended by management and the Board for appointment as auditor of the Company at a remuneration to be fixed by the directors. Adam Sung Kim Ltd., Chartered Professional Accountant was first appointed as auditor of the Company on May 17, 2016.

The Company's management recommends that shareholders vote in favour of the appointment of Adam Sung Kim Ltd., Chartered Professional Accountant, as the Company's auditor for the ensuing year, and grant the Board the authority to determine the remuneration to be paid to the auditor. **Unless you give instructions otherwise, the Management Proxyholders intend to vote your PINK proxy FOR the appointment of Adam Sung Kim Ltd., Chartered Professional Accountant, to act as the Company's auditor until the close of its next annual general meeting and to authorize the Board to fix the remuneration to be paid to the auditor.**

ANNUAL APPROVAL OF STOCK OPTION PLAN

Background

The Company's stock option plan (the "**Stock Option Plan**") was most recently approved by the shareholders at the meeting of shareholders of the Company on June 22, 2016 and subsequently accepted for filing by the TSXV on July 5, 2016. The number of Common Shares which may be issued pursuant to options previously granted and those to be granted under the Stock Option Plan is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant. In addition, the number of Common Shares which may be reserved for issuance to any one individual may not exceed 5% of the issued Common Shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. As at the date of this Information Circular, 575,000 options were outstanding.

During the year ended December 31, 2016, 672,500 options were granted, 200,000 options were cancelled, no options had expired and 400,000 options were exercised. On November 21, 2016, the issued and outstanding capital of the Company was consolidated using a ratio of 4:1, and the numbers and exercise price below are expressed on a post-consolidation basis. Subsequent to December 31, 2016, all existing options were cancelled.

The following table summarizes the details of option grants outstanding at the date of this Information Circular.

Date of grant	Options granted	Exercise price	Expiry date
January 27, 2017	300,000	$0.22	January 27, 2022
July 20, 2017	150,000	$0.15	July 20, 2022
August 3, 2017	125,000	$0.15	August 3, 2019
Total	575,000		

See also "Part 7 – Other Information - Securities Authorized for Issuance Under Equity Compensation Plans".

Summary of the Stock Option Plan

The purpose of the Stock Option Plan is to allow the Company to grant options ("**options**" or "**stock options**") to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Stock options will be exercisable over periods of up to 10 years as determined by the Board and are required to have an exercise price no less than the closing market price of the Company's Common Shares prevailing on the day that the option is granted, less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSXV. Except for options granted to consultants performing investor relations activities, the Stock Option Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion. The Stock Option Plan provides that if a Change of Control, as defined therein, occurs, all Common Shares subject to options shall immediately become vested and may

thereupon be exercised in whole or in part by the option holder. For additional information on the Stock Option Plan, please see "Part 4 – Executive Compensation – Stock Option Plan and Other Incentive Plans".

The full text of the Stock Option Plan will be available for review at the Meeting.

The TSXV Requires Annual Shareholder Approval for the Stock Option Plan

The Company's Stock Option Plan is a "rolling" stock option plan which sets the number of stock options available for grant by the Company at an amount equal to 10% of the Company's issued and outstanding Common Shares from time to time. Under TSXV policies, the Stock Option Plan must be approved and ratified by the shareholders on an annual basis.

Shareholder Approval Being Sought

A copy of the Stock Option Plan is available upon request to any shareholder at no charge, or may be inspected at the Company's registered office during normal business hours until the date of the Meeting.

Shareholders will be asked at the Meeting to vote on the following ordinary resolution:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the Company's Stock Option Plan, all as more particularly described in the Information Circular dated August 16, 2017, be, and is hereby, approved;

2. any director or officer of the Company is hereby authorized for and on behalf of the Company to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Following approval of the Stock Option Plan by the Company's shareholders, further shareholder approval will not be required for option grants made under the Stock Option Plan, except as required by the policies of the TSXV.

The Company's management and the Board recommend that shareholders vote FOR the resolution approving adoption of the Stock Option Plan. Unless you give instructions otherwise, the Management Proxyholders intend to vote your PINK proxy FOR the resolution to approve the Stock Option Plan.

PART 4 – EXECUTIVE COMPENSATION

GENERAL

For the purpose of this Statement of Executive Compensation:

"**compensation securities**" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries;

"external management company" includes a subsidiary, affiliate or associate of the external management company;

"**named executive officer**" or "**NEO**" means each of the following individuals:

(a) each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief executive officer ("**CEO**"), including an individual performing functions similar to a CEO;

(b) each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief financial officer ("**CFO**"), including an individual performing functions similar to a CFO;

(c) in respect of the company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection

1.3(5) of Form 51-102F6V "Statement of Executive Compensation – Venture Issuers", for that financial year; and

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the company, and was not acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"**underlying securities**" means any securities issuable on conversion, exchange or exercise of compensation securities.

DIRECTOR AND NEO COMPENSATION

Director and NEO Compensation, Excluding Options and Compensation Securities

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or its subsidiary, to each NEO and director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or a director of the Company for services provided and for services to be provided, directly or indirectly, to the Company or its subsidiary.

Table of compensation excluding compensation securities							
Name and position	**Year**	**Salary, consulting fee, retainer or commission ($)**	**Bonus ($)**	**Committee or meeting fees ($)**	**Value of perquisites ($)**	**Value of all other compensation ($)**	**Total compensation ($)**
Bob Sukhwinder S. Rai[(1)] CEO and Director	2016	$18,000[(2)]	Nil	Nil	Nil	Nil	$18,000
	Stub-2015[(3)]	Nil[(2)]	Nil	Nil	Nil	Nil	Nil
	2015[(4)]	N/A[(2)]	N/A	N/A	N/A	N/A	N/A
Arun Nayyar[(5)] *Former* CEO and Director	2016	$198,100[(6)]	Nil	Nil	Nil	Nil	$198,100
	Stub-2015[(3)]	$100,000[(6)]	Nil	Nil	Nil	Nil	$100,000
	2015[(4)]	$114,667[(6)]	Nil	Nil	Nil	Nil	$114,667
Eugene Beukman[(7)] *Former* CFO and Director	2016	$50,085[(8)]	Nil	Nil	Nil	Nil	$50,085
	Stub-2015[(3)]	$18,000[(7)(8)]	Nil	Nil	Nil	Nil	$18,000
	2015[(4)]	$24,000[(7)(8)]	Nil	Nil	Nil	Nil	$24,000
David Hall[(9)] Director	2016	Nil[(10)]	Nil	Nil	Nil	Nil	NIL
	Stub-2015[(3)]	N/A	N/A	N/A	N/A	N/A	N/A
	2015[(4)]	N/A	N/A	N/A	N/A	N/A	N/A

NOTE:

(1) Mr. Rai was appointed Chief Executive Officer of the Company on January 27, 2017 and a director of the Company on June 5, 2015.

(2) Mr. Rai did not collect fees for his role as a director of the Company. All compensation earned during 2016 was for services provided by Mr. Rai as a consultant pursuant to a consulting agreement which began on October 1, 2016.

(3) The Company changed its fiscal year end from June 30 to December 31. The stub period for this report is from July 1, 2015 to December 31, 2015 (6 months).

(4) The Company changed its fiscal year end from June 30 to December 31. The period for this report is from July 1, 2014 to June 30, 2015.

(5) Mr. Nayyar was Chief Executive Officer of the Company from December 7, 2013 to January 27, 2017 and a director of the Company from December 30, 2015 to May 31, 2017.

(6) Mr. Nayyar received only a salary as Chief Executive Officer and did not collect fees for his role as a director of the Company.

(7) Mr. Beukman was Chief Financial Officer of the Company on December 23, 2015 to May 18, 2017 and a director of the Company from November 14, 2012 to May 31, 2017.

(8) Mr. Beukman received fees for consulting services only and did not collect fees for his role as a director of the Company.

(9) Mr. Hall was appointed as a director of the Company on January 20, 2016.

(10) Mr. Hall did not collect fees for his role as a director of the Company.

External Management Companies

For details on Mr. Nayyar's consulting agreement while acting as Chief Executive Officer, please see "Employment, Consulting and Management Agreements" below.

Pender Street Corporate Consulting Ltd. ("**PSCC**") is a private company wholly-owned by Eugene Beukman. Mr. Beukman is the President and Chief Executive Officer of PSCC and a was a director of the Company from November 14, 2012 to May 31, 2017 and Chief Financial Officer of the Company from December 23, 2015 to May 18, 2017.

Pursuant to an agreement dated for reference May 1, 2014, amended May 1, 2015, the Company entered into a management agreement (the "**Management Contract**") with PSCC of Suite 1128 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. PSCC provides management, accounting and administrative services to the Company in accordance with the terms of the Management Contract for a monthly fee of $3,000 plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company. PSCC is also entitled to charge a 10% administration fee on all disbursements actually paid by it to a maximum of $200 per disbursement, and to charge interest of 2% on all disbursements not reimbursed within 30 days. The Management Contract is for an initial term of 12 months, to be automatically renewed for further 12 month periods unless 90 days' notice of non-renewal has been given. The Management Contract can be terminated by either party on 90 days' written notice. It can also be terminated by the Company for cause without prior notice or upon the mutual consent in writing of both parties. If there is a take-over or change of control of the Company resulting in the termination of the Management Contract, the Company is to pay PSCC an amount equal to four months of fees.

During the most recent completed financial period ended December 31, 2016, the Company paid or accrued $50,085 in management and secretarial services to PSCC.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended December 31, 2016 for services provided, or to be provided directly or indirectly, to the Company or any subsidiary thereof:

Compensation Securities							
Name and position	**Type of compensation security**	**Number of compensation securities, number of underlying securities(1) (2), and percentage of class(3)**	**Date of issue or grant**	**Issue, conversion or exercise price ($)(2)**	**Closing price of security or underlying security on date of grant ($)(2)**	**Closing price of security or underlying security at December 31, 2016 ($)**	**Expiry date(4)**
Arun Nayyar(5)(6) *Former* CEO and Director	Stock Options	150,000 / 10.90%	Jan 20, 2016	$1.40(2)	$1.60(2)	$0.22	Jan 20, 2021
Eugene Beukman(7)(8) *Former* CFO and Director	Stock Options	25,000 / 1.82%	Jan 20, 2016	$1.40(2)	$1.60(2)	$0.22	Jan 20, 2021

Bob Sukhwinder S. Rai [9][10] CEO and Director	Stock Options	25,000 / 1.82%	Jan 20, 2016	$1.40[2]	$1.60[2]	$0.22	Jan 20, 2021
David Hall[11][12] Director	Stock Options	100,000 / 7.27%	Jan 20, 2016	$1.40[2]	$1.60[2]	$0.22	Jan 20, 2021

NOTE:

(1) Each stock option entitles the holder to one common share upon exercise.

(2) The Company completed a 4:1 consolidation effective November 21, 2016; the number of options granted has accordingly been adjusted (divided by four) and the exercise price and price on the date of grant have also been adjusted (multiplied by four).

(3) Percentage based on an aggregate of 1,376,250 stock options outstanding as at December 31, 2016.

(4) All stock options held by the above NEO's were cancelled on January 27, 2017.

(5) Mr. Nayyar held 437,500 stock options as at December 31, 2016.

(6) Mr. Nayyar was Chief Executive Officer of the Company from December 7, 2013 to January 27, 2017 and a director of the Company from December 30, 2015 to May 31, 2017.

(7) Mr. Beukman held 50,000 stock options as at December 31, 2016.

(8) Mr. Beukman was Chief Financial Officer of the Company on December 23, 2015 to May 18, 2017 and a director of the Company from November 14, 2012 to May 31, 2017.

(9) Mr. Rai held 70,000 stock options as at December 31, 2016.

(10) Mr. Rai was appointed as a director of the Company on June 5, 2015 and Chief Executive Officer on January 27, 2017.

(11) Mr. Hall held 100,000 stock options as at December 31, 2016.

(12) Mr. Hall was appointed as a director of the Company on January 20, 2016.

Exercise of Compensation Securities by Directors and NEOs

The following table sets out all exercise of compensation securities by directors and NEOs of the Company or any subsidiary thereof in the year ended December 31, 2016.

Exercise of Compensation Securities by Directors and NEOs							
Name and position	**Type of compensation security**	**Number of underlying securities exercised**	**Exercise price per security ($)**	**Date of exercise**	**Closing price per security on date of exercise ($)**	**Difference between exercise price and closing price on date of exercise ($)**	**Total value on exercise date ($)**
Arun Nayyar[1] *Former* CEO and Director	Stock Options	1,200,000	$0.10	Jan 20, 2016	$0.40	$0.30	$360,000
Eugene Beukman[2] *Former* CFO and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Bob Sukhwinder S. Rai [3] CEO and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Hall[4] Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

NOTE:

(1) Mr. Nayyar was Chief Executive Officer of the Company from December 7, 2013 to January 27, 2017 and a director of the Company from December 30, 2015 to May 31, 2017.

(2) Mr. Beukman was Chief Financial Officer of the Company on December 23, 2015 to May 18, 2017 and a director of the Company from November 14, 2012 to May 31, 2017.

(3) Mr. Rai was appointed as a director of the Company on June 5, 2015 and Chief Executive Officer on January 27, 2017.

(4) Mr. Hall was appointed as a director of the Company on January 20, 2016.

Stock Option Plans and Other Incentive Plans

The principal purposes of the Company's Stock Option Plan are to: (a) assist the Company in attracting, retaining, and motivating directors, officers and employees of the Company; and (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Stock Option Plan provides that stock options may be granted to service providers for the Company. The term "service providers" means:

(a) Any full or part-time employee or Officer (as defined in the Stock Option Plan), or insider of the Company or any of its subsidiaries;

(b) Any other person employed by a company or individual providing management services to the Company;

(c) Any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company; or

(d) Any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an "Eligible Person"); and

(e) Any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.

For stock options to Employees, Consultants or Management Company Employees (all as defined in the Stock Option Plan), the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be. The terms "insider", "Controlled" and "subsidiary" shall have the meanings ascribed thereto in the *Securities Act* (Ontario) from time to time. Subject to the foregoing, the Board or a committee determined by the Board, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Stock Option Plan and the number of Common Shares subject to each option.

The Stock Option Plan shall be administered by the Board or a committee established by the Board for that purpose. Subject to approval of the granting of options by the Board or Committee, as applicable, the Company shall grant options under the Stock Option Plan.

The Stock Option Plan provides that the aggregate number of Common Shares of the Company, which may be issued under the Stock Option Plan, will not exceed 10% of the issued Common Shares of the Company. The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company's shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of Common Shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan. Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised or it expires. The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b) Under the Stock Option Plan, options may be exercisable for a maximum of five years from grant;

(c) Under the Stock Option Plan, options to acquire more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period, subject to the approval of the disinterested shareholders of the Company;

(d) Options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e) Options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) Options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g) Under the Stock Option Plan, options held by an option holder who is a director, employee, consultant or management company employee are not required to expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) Under the Stock Option Plan, options held by an option holder who is engaged in investor relations activities are not required expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i) In the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a Common Share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's Common Shares as of the date of the grant of the stock option (the "**Award Date**"). The market price of the Company's Common Shares for a particular Award Date will typically be the closing trading price of the Company's Common Shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan. Where there is no such closing price or trade on the prior trading day "market price" shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common Shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance or loans to option holders to assist them in exercising their stock options.

The Company's Stock Option Plan reserves for issuance a maximum of 10% of the Company's issued and outstanding Common Shares at the time of grant. The Stock Option Plan was approved by the Company's shareholders at the Annual General and Special Meeting held on June 22, 2016.

At the Meeting, the Company will be seeking the annual shareholder approval of the Stock Option Plan. See "Part 3 – The Business of the Meeting – Approval of the Stock Option Plan".

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares under the Stock Option Plan. As at December 31, 2016, there were 1,376,250 options outstanding under the Stock Option Plan. There are no stock appreciation rights outstanding and it is currently intended that none be issued.

Employment, Consulting and Management Agreements

Consulting Agreements

Pursuant to a consulting agreement between Mr. Nayyar and the Company, dated for reference December 18, 2014, as amended on March 1, 2015 (the "**Nayyar Agreement**"), Mr. Nayyar, as Chief Executive Officer of the Company, was to be paid a monthly fee of $16,667 ($13,333 prior to March 1, 2015) plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company. From November 1, 2016, the monthly fee was reduced to $6,000 per month plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company. Subsequently, on January 27, 2017, Mr. Nayyar resigned as CEO of the Company.

Pursuant to an employment agreement between Mr. Rai and the Company, dated for reference January 27, 2017 (the "**Rai Agreement**"), Mr. Rai was employed as the Chief Executive Officer of the Company for a monthly fee of $12,500 plus reimbursement of all out-of-pocket expenses incurred on behalf of the Company to a maximum of $1,000 per month, plus reimbursement of $1,000 per month towards vehicle leasing or finance costs, maintenance costs, and gas expenses, plus $80 per month toward mobile phone expenses. Mr. Rai was also employed as a consultant pursuant to a consulting agreement between Mr. Rai's personal corporation and the company dated for reference October 1, 2016 (the "**Consulting Agreement**"). The consulting agreement provided for Mr. Rai to be paid a monthly fee of $6,000 plus applicable taxes and reimbursement of out-of-pocket expenses incurred on behalf of the Company. The Consulting Agreement was terminated on January 27, 2017.

Termination and Change of Control Benefits

Pursuant to the Nayyar Agreement, Mr. Nayyar may terminate his contract at any time on a minimum of 90 days' notice to the Company. The Company may terminate the contract with Mr. Nayyar with cause, at any time without notice; or without cause, at any time with 90 days' notice or payment in lieu of notice. If the Company had terminated the Nayyar Agreement without notice on December 31, 2016, $50,000 would have been payable to Mr. Nayyar. Subsequently, on January 27, 2017, Mr. Nayyar resigned as CEO of the Company.

Pursuant to the Rai Agreement, Mr. Rai may terminate his contract at any time with a minimum of 4 weeks' notice to the Company. The Company may terminate the contract with Mr. Rai with cause, at any time without notice; or without cause, on 15 days' notice or payment in lieu of notice. If Mr. Rai was terminated without notice he would be owed no more than $6,250.

There are no other contracts, agreements, plan or arrangements between the Company and its NEOs that provide for payments to NEOs at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation or retirement, or as a result of a change in control of the Company or a change in a NEO's responsibilities.

Compensation of Directors

The Company may, from time to time, grant incentive stock options to purchase Common Shares to its directors. The Company does not pay its directors cash fees for their services as directors.

The Board and the Compensation Committee periodically review the compensation paid to directors based on such factors as: (i) recruiting and retaining directors critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair compensation; (iii) balancing the interests of the Company's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Oversight and Description of Director and Named Executive Officer Compensation

The primary goal of the Company's executive compensation program is to attract and retain the key executives necessary for the Company's long term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives. The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock

options. The directors are of the view that all elements of the total program should be considered, rather than any single element.

The Company's compensation committee, (the "**Compensation Committee**") is currently comprised of Messrs. Rai, Arnstein and Hall. The Compensation Committee is responsible for determining all forms of compensation, including long-term incentives in the form of stock options, to be granted to the Chief Executive Officer, or such person acting in the capacity of Chief Executive Officer of the Company, the directors and management, and for reviewing the recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position.

Base Salary and Bonus

The base salaries (and bonus, if any) of the Company's executive officers are set by the Board, based on recommendations from the Compensation Committee. Base salaries (and bonuses, if any) of the Company's executive officers are determined through the annual assessment of performance and other factors the Independence Committee considers to be relevant, including prevailing industry demand for personnel having comparable skills and performing similar duties, recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value, the compensation the individual could reasonably expect to receive from a competitor, balancing the interests of management and the Company's shareholders, and the Company's ability to pay and cost of living factors.

Stock Options

Long-term incentives in the form of options to purchase Common Shares of the Company are intended to align the interests of the Company's directors and its executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Company would otherwise have to pay. The Company's Stock Option Plan is administered by the Board with input from the Compensation Committee. In establishing the number of the incentive stock options to be granted to the NEOs, reference is made to the number of stock options granted to officers of other publicly traded companies that, similar to the Company, are involved in the same industry, as well as those of other publicly traded Canadian companies of a comparable size to that of the Company in respect of assets. The Board, with input from the Compensation Committee, also considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of incentive stock option compensation.

Pension Disclosure

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

Companies Reporting in the United States

The Company has filed a Form 20F with the United States Securities and Exchange Commission.

PART 5 - AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

The text of the Company's Audit Committee Charter is attached as Schedule "A" to this Information Circular.

COMPOSITION OF AUDIT COMMITTEE

Messrs. Rai, Hall and Arnstein are members of the Company's Audit Committee. At present, two of the Audit Committee members, Messrs. Hall and Arnstein are considered "independent" as that term is defined in applicable securities legislation. Mr. Rai is not considered independent by virtue of his being the Chief Executive Officer of the Company.

All of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

All of the Audit Committee members are senior-level businessmen with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour. In addition, Messrs. Rai and Hall have knowledge of the role of an audit committee of reporting companies from their years of experience as directors of public companies other than the Company. See Part 6 - Corporate Governance – Directorships in Other Public Companies.

Bob Sukhwinder S. Rai

Mr. Rai is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over 21 years of pharmaceuticals and pharmacy management experience. Mr. Rai has operated a chain of The Medicine Shoppe Pharmacies in Greater Vancouver for the past 15 years. In 1998, Mr. Rai and his partners pioneered and revolutionized the online pharmacy business to the United States. The online sales and distribution of prescription medicines saw unprecedented industry growth and, as other operators followed suit, the business concept became a billion-dollar industry across Canada. Mr. Rai also serves on the board of directors of Emerald Health Therapeutics Inc., a public company listed on the TSXV, and he is also Chairman of Canada Pacific Global Pharmaceuticals and its subsidiary PharmaCanada Inc. Mr. Rai served as President of the Philippines Canada Trade Council from 2006-2007, and held the position of Vice-President from 2004-2006.

David Hall

Mr. Hall is currently Chairman of RepliCel, a public company listed on the TSXV, Chairman of Providence Healthcare Research Institute and a consultant to the life sciences industry. Mr. Hall served as Chief Executive Officer and President of RepliCel from 2012-2015. Mr. Hall has been instrumental in diversifying RepliCel's cell therapy programs from a single program to three current clinical programs addressing chronic tendinosis, aging and sun damaged skin and pattern baldness, as well as focusing on an innovative dermal injector device for the delivery of cells, drugs, biologic and aesthetic dermal fillers. Prior to RepliCel, Mr. Hall consulted to the British Columbia government, companies in the pharmaceutical, biotech and e-Health industries and Non-Governmental-Organizations. Mr. Hall was a business founder, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of Angiotech Pharmaceuticals Inc., a company that was listed on the Toronto Stock Exchange. Mr. Hall is a past Chair and board member of Life Sciences BC, and is the author of Life Sciences BC's position papers for the BC Premier's Competition Council Report and Conversation on Health. Mr. Hall was also a member of the BC Task Force on PharmaCare, and serves on the board of directors of Advantage BC. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba.

Alan Arnstein

Mr. Arnstein previously worked for Katz Group Canada where he oversaw the growth of the Medicine Shoppe from 28 stores to 175 stores before its successful sale to McKesson Canada. Mr. Arnstein was also actively involved in expanding the Rexall pharmacy brand across Canada, which included responsibility for acquiring and consolidating independent pharmacies under the Rexall banner. Mr. Arnstein is also actively involved in various real estate projects, including the leasing of the Ice District next to Rogers Place in downtown Edmonton, an estimated $5.5 billion project.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year ended December 31, 2016 has the Company relied on the exemption in Section 2.4 of National Instrument 52-110 - *Audit*

Committees ("**NI 52-110**"), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

As the Company is a "Venture Issuer" pursuant to relevant securities legislation, the Company is relying on the exemption in Section 6.1 of NI 52-110, from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES FOR NON-AUDIT SERVICES

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Company's Audit Committee Charter attached as Schedule "A" to this Information Circular.

EXTERNAL AUDITOR SERVICE FEES

In the following table, "Audit Fees" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related Fees" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax Fees" are billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "All Other Fees" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two financial years, by category, are as follows:

	Financial Year Ending	*Audit Fees*(1)	*Audit Related Fees*(2)	*Tax Fees*(3)	*All Other Fees*(4)
Adam Sung Kim Ltd.	2016	$24,000	Nil	Nil	Nil
	Stub - 2015(5)	N/A	N/A	N/A	N/A
	2015	N/A	N/A	N/A	N/A
Smythe LLP(6)	2016	N/A	N/A	N/A	N/A
	Stub - 2015(5)	$25,000	Nil	$2,500	Nil
	2015	$40,000	Nil	$2,500	Nil

NOTE:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

(5) The Company changed its fiscal year from June 30 to December 31. The period for this report is from July 1, 2015 to December 31, 2015.

(6) Smythe LLP was the Company's auditor from March 6, 2015 to May 17, 2016.

PART 6 - CORPORATE GOVERNANCE

COMPOSITION OF THE BOARD OF DIRECTORS

The Company's Board facilitates its exercise of independent supervision over management by ensuring that the Board is composed of at least one director that is independent of management. The Board, at present, is composed of four (4) directors, three (3) of whom are not executive officers of the Company and are considered to be "independent", as that term is defined in applicable securities legislation. In determining whether a director is independent, the Board chiefly considers whether the director has a relationship which could, or could be perceived to interfere with the director's ability to objectively assess the performance of management. Messrs. Hall, who is the Chairman of the Board, Arnstein and Guorgui are considered to be "independent" as that term is defined in applicable securities legislation. Mr. Rai is not considered independent by virtue of his office as Chief Executive Officer of the Company.

The Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The Board delegates to management the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

DIRECTORSHIPS IN OTHER PUBLIC COMPANIES

Certain of the Nominees are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
David Hall	RepliCel Life Sciences Inc.
Bob Sukhwinder S. Rai	Emerald Health Therapeutics Inc.

ORIENTATION AND CONTINUING EDUCATION

Given the relatively small composition of the Board since incorporation, the Company has not yet developed an official orientation or training program for new directors. As required, new directors will have the opportunity to become familiar with the Company and its business by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the board.

ETHICAL BUSINESS CONDUCT

The Board monitors the ethical conduct of the Company and its management and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by our governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

NOMINATION OF DIRECTORS

The Company has not yet implemented a nominating committee. Accordingly, the Board, as a whole, is responsible for considering the Board's size and the number of directors to recommend to the Company's shareholders for election at annual meetings of shareholders, taking into account the number of directors required to carry out the Board's duties effectively, and to maintain a majority of independent directors and a diversity of view and experience. The Board as a whole is also responsible for identifying new candidates to join the Board.

COMPENSATION OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

The Board and the Compensation Committee have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Board and the Compensation Committee review compensation paid to directors and CEOs of companies of similar size and stage of development in the same industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the Board and the Compensation Committee annually review the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives. For further discussion on executive officer compensation please see "Part 4 – Executive Compensation - Oversight and Description of Director and Named Executive Officer Compensation".

The Company's directors are not currently paid a fee for their services as directors (see "Part 4 – Executive Compensation – Compensation of Directors").

COMMITTEES OF THE BOARD OF DIRECTORS

The Company currently only has the Audit and Compensation Committees. The Audit Committee and the Compensation Committee are each comprised of Messrs. Rai, Arnstein and Hall.

ASSESSMENTS

The Board has not, as yet, established procedures to formally review the contributions of individual directors. At this point, the directors believe that the Board's current size facilitates informal discussion and evaluation of members' contributions within that framework.

PART 7 - OTHER INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of December 31, 2016, the Company's most recently completed financial year, the Company's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

Plan category	Number of securities[(1)] to be issued upon exercise of outstanding options, warrants and rights (a)[(2)]	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)[(2)]
Equity compensation plans approved by securityholders	1,376,250 Options	$1.38	123,880
Total:	1,376,250 Options	$1.38	123,880

NOTE:

(1) Underlying securities are Common Shares in the capital of the Company.

(2) As of December 31, 2016. Note that all options were cancelled on January 27, 2017.

Please see "Part 4 – Executive Compensation – Stock Option Plans and Other Incentive Plans" for details on the Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the most recently completed financial year ended December 31, 2016 and as at the date of this Information Circular, no director, executive officer or employee or former director, executive officer or employee of the Company, nor any nominee for election as a director of the Company, nor any associate of any such person, was indebted to the Company other than for "routine indebtedness", as that term is defined by

applicable securities legislation; nor was any indebtedness to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of our last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of the directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who, generally speaking, is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director has any interest in any transaction which has materially affected or would materially affect the Company or its subsidiary during the financial year ended December 31, 2016, or has any interest in any material transactions in the current year other than as set out herein, and in a document previously disclosed to the public and filed on SEDAR.

MANAGEMENT CONTRACTS

Except as described below and as disclosed under "Part 4 – Executive Compensation – External Management Companies", the Company has no management agreements or arrangements under which the management functions of the Company are performed other than by the Company's directors and executive officers.

The Company is currently party to the Management Contract with PSCC, a private company owned by Eugene Beukman of British Columbia. Mr. Beukman is the President and Chief Executive Officer of PSCC and was a director of the Company from November 14, 2012 to May 31, 2017 and Chief Financial Officer of the Company from December 23, 2015 to May 18, 2017. Please see "Part 4 – Executive Compensation – External Management Companies" for details of the Management Contract. PSCC was not indebted to the Company during the Company's last completed financial year, and the Management Contract remains in effect as of the date of this Information Circular.

PENALTIES AND SANCTIONS

As at the date of this Information Circular no proposed nominee for election as a director of the Company (nor any of his or her personal holding companies) has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

As at the date of this Information Circular no proposed nominee for election as a director of the Company is, or has been, within 10 years before the date of this Information Circular:

1. a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding company of the proposed director) that, while that person was acting in that capacity:

   (a) was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order) or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "**Order**"); or

(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

2. a director or executive officer of any company (including the Company) and any personal holding company of the proposed director) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

PERSONAL BANKRUPTCY

No proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

FORWARD-LOOKING STATEMENTS

Information included in this Information Circular contains forward-looking statements and information. All statements and information, other than statements of historical fact, in this Information Circular are forward-looking statements or information, including, without limitation, statements regarding activities, events or developments that the Board expects or anticipates may occur in the future. These forward looking statements are generally identified by the uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "plan," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this Information Circular, forward-looking statements include projected increases and revenues and the benefits derived therefrom, VANC's nominees' and management's ability to create long-term value, the anticipated impact of point-of-care technologies, potential regulatory approval of VANC's products, the benefits of proposed acquisitions, the actions of the Aziz Group and its nominees and their effects on shareholders, the benefits of the anticipated actions of VANC's nominees, the effects of the replacement of VANC's nominees on the VANC Board by Union's nominees, the intention of Union's nominees and VANC's strategy for value creation. The forward-looking statements and information are made as of the date of this Information Circular and are based on understandings and reasonable assumptions, beliefs, opinions and expectations of the Board at the time they were made. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements and information are based will occur. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits Vanc will obtain from them.

The forward looking statements reflect VANC's current views and are based on certain assumptions and speak only of the date hereof. These assumptions, which include VANC's current expectations, estimates and assumptions about its business and the markets VANC operates in or is planning to operate in, the North American economic environment, the market for over-the-counter and generic drugs and point-of-care technologies in Canada, VANC's ability to obtain financing, VANC's ability to implement its business strategies and complete proposed acquisitions, VANC's ability to manage its assets and operating costs, and the voting results at the meeting, may prove to be incorrect. No forward-looking statement is a guarantee of future results.

We caution readers of this Information Circular not to place undue reliance on forward-looking statements and information contained in this Information Circular, which are not guarantees of performance and are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those

expressed or implied by such forward-looking statements and information. These factors include, shareholder actions prior to and at the Meeting, the timing of the Meeting, actions of the Chairman of the Meeting, the results of voting at the Meeting, unexpected change of control consequences, the ability of the Company to complete proposed transactions, the ability of the Company to complete and receive provincial or federal approval for its products, the ability of the Company to implement business strategies and pursue business opportunities and financing alternatives after a state of uncertainty, the status of the Company's assets, financial condition and corporate books and records, the ability of the Company to complete further financings, the ability of the Company to continue to increase revenue and attain operating profitability, changes in law and regulations governing the Company and its activities, regulatory processes, the ability of the Company to be successful in its lawsuits and various disputes with Canagen, actions of competitors, general economic and market conditions.

Shareholders are cautioned that all forward-looking statements and information involve risks and uncertainties, including those risks and uncertainties detailed in the Company's filings with applicable Canadian securities commissions, copies of which are available on the SEDAR at www.sedar.com. The Company cautions that the list of risks and assumptions set forth above and in our SEDAR filings is not exhaustive. We urge you to carefully consider those factors. All forward-looking statements and information contained in this Information Circular are expressly qualified in their entirety by this cautionary statement. Although the Company believes that the expectations reflected in this Information Circular are reasonable, the Company cannot guarantee future results, levels of activity or performance. The forward-looking statements and information included in this Information Circular are made as of the date of this Information Circular and the Board undertakes no obligation to publicly update such forward-looking statements and information to reflect new information, subsequent events or otherwise, except as required by law.

ADDITIONAL INFORMATION

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by VANC. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Financial information about the Company is included in the Company's financial statements and Management's Discussion and Analysis for the financial year ended December 31, 2016, which have been electronically filed with regulators and are available through the Internet on SEDAR at www.sedar.com. Copies may be obtained without charge upon request to the Company at Suite 1128 - 789 West Pender Street, Vancouver, British Columbia V6C 1H2 - telephone (604) 687-2038; fax (604) 687-3141. You may also access the Company's public disclosure documents through the Internet on SEDAR at www.sedar.com.

BOARD APPROVAL

The Board has approved the contents and the delivery of this Information Circular to the Shareholders.

DATED at Vancouver, British Columbia, this 16th day of August, 2017.

BY ORDER OF THE BOARD OF DIRECTORS OF
VANC PHARMACEUTICALS INC.

/S/ Bob Sukhwinder S. Rai"
Bob Sukhwinder S. Rai
Chief Executive Officer and Director

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

Dated: April 24, 2017

The Audit Committee (the "**Committee**") is a committee of the Board of Directors (the "**Board**") of **VANC Pharmaceuticals Inc.**, (the "**Company**"), designed to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the adequacy of the Company's internal controls, (3) the independence and performance of the Company's external auditor, and (4) conflict of interest transactions.

I. ROLES AND RESPONSIBILITIES

A. Maintenance of Charter. The Committee shall review and reassess the adequacy of this formal written Charter on at least an annual basis.

B. Financial Reporting. The Committee shall review and make recommendations to the Board regarding the adequacy of the Company's financial statements and compliance of such statements with financial standards. In particular, and without limiting such responsibilities, the Committee shall:

With respect to the Annual Audited Financial Statements:

- Review and discuss with management and with the Company's external auditor the Company's audited financial statements, management discussion and analysis ("**MD&A**") and news releases regarding annual financial results before the Company publicly discloses this information.
- Review an analysis prepared by management and the external auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's audited financial statements.
- Discuss with the external auditor the matters required to be discussed by National Instrument 52-107 *Acceptable Accounting Principles, Auditing Standards and Reporting Currencies* (as may be modified or supplemented) relating to the conduct of the audit.
- Based on the foregoing, indicate to the Board whether the Committee recommends that the audited financial statements be included in the Company's Annual Report.

With respect to Interim Unaudited Financial Statements:

- Review and discuss with management the Company's interim unaudited financial statements, MD&A and news releases regarding interim financial results before the Company publicly discloses this information. The review may be conducted through a designated representative member of the Committee.
- Approve interim unaudited financial statements and interim MD&A on behalf of the Board.

Generally

- Be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, and annually assess the adequacy of those procedures.

C. Internal Controls. The Committee shall evaluate and report to the Board regarding the adequacy of the Company's financial controls. In particular, the Committee shall:

- Ensure that the external auditor is aware that the Committee is to be informed of all control problems identified.
- Review with the Company's counsel legal matters that may have a material impact on the financial statements.

- Review the effectiveness of systems for monitoring compliance with laws, regulations and instruments relating to financial reporting.
- Receive periodic updates from management, legal counsel, and the external auditor concerning financial compliance.
- Establish procedures for:
  - (i) the receipt, retention and treatment of complaints received by the Company from officers, employees and others regarding accounting, internal accounting controls, or auditing matters and questionable practices relating thereto; and
  - (ii) the confidential, anonymous submission by officers or employees of the Company or others or concerns regarding questionable accounting or auditing matters.

D. **Relationship with External Auditor**. The Committee shall:

- Interview, evaluate, and make recommendations to the Board with respect to the nomination and retention of, or replacement of, the external auditor.
- Ensure receipt from external auditor of a formal written statement delineating all relationships between the external auditor and the Company.
- Ensure that the external auditor is in good standing with the Canadian Public Accountability Board ("**CPAB**") and enquire if there are any sanctions imposed by the CPAB on the external auditor.
- Ensure that the external auditor meets the rotation requirements for partners and staff on the Company's audits.
- Actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor.
- Take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.
- Review and approve the compensation to be paid to the external auditor.
- Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company.
- Review and resolve disagreements between management and the external auditor regarding financial reporting.
- Pre-approve all non-audit services to be provided to the Company or any subsidiary by the external auditor in accordance with subsection 2.3(4) and sections 2.4 and 2.6 of Multilateral Instrument 51-110 *Audit Committees*.
- Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company

Notwithstanding the foregoing, the external auditor shall be ultimately accountable to the Board and the Committee, as representatives of shareholders. The Board, upon recommendation from the Committee, shall have ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval in any information circular).

E. **Conflict of Interest Transactions**. The Committee shall:

- Review potential conflict of interest situations, including transactions between the Company and its officers, directors and significant shareholders not in their capacities as such.
- Make recommendations to the Board regarding the disposition of conflict of interest transactions in accordance with applicable law.

II. MEMBERSHIP REQUIREMENTS

- The Committee shall consist of at least **three (3)** directors chosen by the Board, the majority of whom are neither officers nor employees of the Company or any of its affiliates.
- The members of the Committee will be appointed annually by and will serve at the discretion of the Board.
- At least **one (1)** member of the Committee shall be able to read and understand a set of financial statements, including the Company's balance sheet, income statement, and cash flow statement, or will become able to do so within a reasonable period of time after his or her appointment to the Committee.
- At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or comparable experience or background (such as a position as a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities), which results in financial sophistication, recognized financial or accounting expertise.

III. STRUCTURE AND POWERS

- The Committee shall appoint one of its members to act as a Chairperson, either generally or with respect to each meeting.
- The Committee Chairperson shall review and approve an agenda in advance of each meeting.
- The Committee shall meet as circumstances dictate.
- The Committee shall have the authority to engage independent legal counsel and other advisors as it determines necessary to carry out its duties, and to set and pay the compensation for any advisors employed by the Committee.
- The Committee shall have the authority to communicate directly with the internal and external auditors.
- The Committee may request any officer or employee of the Company or the Company's outside counsel or external auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.
- The Committee shall possess the power to conduct any investigation appropriate to fulfilling its responsibilities.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditor. Nor is it the duty of the Committee to conduct investigations or to assure compliance with laws and regulations and the Company's Corporate Governance Policies and Practices.

IV. MEETINGS

- The quorum for a meeting of the Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company.
- The members of the Committee must elect a chair from among their number and may determine their own procedures.
- The Committee may establish its own schedule that it will provide to the Board in advance.
- The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.

- A member of the Committee or the external auditor may call a meeting of the Committee.
- The Committee may hold meetings by telephone conference call where each member can hear the other members, or pass matters that would otherwise be approved at a meeting by all members signing consent resolutions in lieu of holding a meeting.
- The Committee will meet with the President and with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company.
- The Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor's examination and report.
- The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board or the shareholders.
- The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board's meeting at which those recommendations are presented.
- The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

VOTE PINK TODAY

HOW TO SUPPORT MANAGEMENT

The deadline to vote PINK is 10:00 a.m. (Vancouver time) on September 13, 2017.

VOTING METHOD	REGISTERED SHAREHOLDERS (If your shares are held in your name and represented by a physical certificate)	BENEFICIAL SHAREHOLDERS (If your shares are held with a broker, bank or other intermediary)
INTERNET	www.investorvote.com	www.proxyvote.com
TELEPHONE	North American toll free: 1-866-732-8683 Outside North America: 1-312-588-4290	Call the toll-free number listed on your voting instruction form and vote using the control number provided therein
FACSIMILE	North American toll free: 1-866-249-7775 Outside North America: 1-416-263-9524	Call the number listed on your PINK voting instruction form and vote using the control number provided therein
MAIL	Complete, sign and date your proxy and return it in the enclosed postage-paid envelope to: **Computershare Investor Services Inc.** 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1	Complete, date and sign the PINK voting instruction form and return it in the enclosed postage-paid envelope

IF YOU NEED ASSISTANCE VOTING, CONTACT OUR TRANSFER AGENT COMPUTERSHARE AT:

North America toll free: 1-800-564-6253
Outside of North America: 1-514-982-7555

The time limit to deposit your proxy or VIF may be extended by the Chair in his or her discretion, without notice, as further described in this Information Circular.